

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2021

Abner Kurtin
Chief Executive Officer
Ascend Wellness Holdings, LLC
1411 Broadway
16th Floor
New York, NY 10018

> **Re:** **Ascend Wellness Holdings, LLC**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.22 – 10.25, 10.28 – 10.31**
> **Filed March 29, 2021**
> **File No. 333-254800**

Dear Mr. Kurtin:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance